UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ___________)1

BridgeBio Pharma, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

10806X 102

(CUSIP number)

12/31/2019

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on the following pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS NEIL KUMAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,685,725
	6	SHARED VOTING POWER 3,933,058
	7	SOLE DISPOSITIVE POWER 4,685,725
	8	SHARED DISPOSITIVE POWER 3,933,058

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,618,783
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.98% [2]
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[2]

The percent of class was calculated based on 123,574,967 shares of common stock issued and outstanding as of November 4, 2019 (as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019).

Item 1

(a)	Name of Issuer:

BridgeBio Pharma, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

421 Kipling Street, Palo Alto, CA 94301

Item 2

(a)	Name of Person Filing:

Neil Kumar

(b)	Address of Principal Business Office or, if None, Residence:

421 Kipling Street, Palo Alto, CA 94301

(c)	Citizenship:

US

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

10806X 102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________.

Item 4	Ownership.

(a)

Amount Beneficially Owned: 8,618,783 shares of Common Stock, which represents 4,685,725 shares held of record by Neil Kumar, 927,686 shares held of record by the Kumar Haldea Family Irrevocable Trust and 3,005,372 shares held of record by the Kumar Haldea Revocable Trust.

(b)	Percent of Class: 6.98%

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,685,725

(ii)	Shared power to vote or to direct the vote: 3,933,058

(iii)	Sole power to dispose or to direct the disposition of: 4,685,725

(iv)	Shared power to dispose or to direct the disposition of: 3,933,058

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

NEIL KUMAR

By: /s/ Neil Kumar